Biopure Corporation
11 Hurley Street
Cambridge, MA 02141
December 4, 2006
VIA EDGAR
Ms. Song P. Brandon, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement (the “Registration Statement”) on Form S-1/A (File No. 333-138049) of Biopure Corporation
Dear Ms. Brandon,
     In connection with the above-referenced filing, Biopure Corporation (the “Company”) hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings, (ii) the action of the Commission or the staff pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings, and (iii) the Company may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company requests effectiveness at 4:45PM EST on December 6, 2006, or as soon thereafter as practicable.
     Please call Jane Kober of the Company, at (617) 234-6511 as soon as the above-referenced filing has become effective.
Very truly yours,
BIOPURE CORPORATION

By:	/s/ Francis H. Murphy
	Name:	Francis H. Murphy
	Title:	Chief Financial Officer